SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, CO 80111

Telephone:+1-303-292-3883

Facsimile: +1-303-648-5663

Email: hfs@schlueterintl.com

May 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	J-Long Group Ltd. Form 20-F for Fiscal Year Ended March 31, 2024 Filed July 30, 2024 Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2024 Filed April 3, 2025 File No. 001-41901

Dear Ms. Pandit:

We represent J-Long Group Ltd. (“Registrant” and “Company”) as U.S. counsel. The purpose of this letter is to respond to the comment letter dated May 6, 2025 from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the Registrant’s Annual Report for the fiscal year ended March 31, 2024 and Amendment No. 1 thereto (collectively, the “Annual Report”). For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s responses. The Registrant is concurrently submitting Amendment 2 to its Annual Report.

Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2024

Item 3. Key Information, page 1

1.	We note your disclosure that you “are not a Hong Kong operating company but a holding company organized under the laws of the Cayman Islands with all of [y]our operations conducted by J-Long Limited . . . which is located in Hong Kong.” Please revise to:

●	state that the holding company structure involves unique risks to investors;

●	explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Hong Kong operating entity; and

●	clearly acknowledge that Chinese regulatory authorities could disallow this structure.

Response:

Please be advised that in response to comment no. 6 in which the Staff requests that the Registrant provide a summary of risk factors, the risk factors previously included in Item 3 of the Annual Report have been replaced with a complete summary of key risk factors which addresses all the key risk factors in the Annual Report. Therefore, the SEC comments as they related to the prior summary of risk factors are referenced as they are addressed in the newly revised summary of risk factors.

U.S. Securities and Exchange Commission

May 19, 2025

In response to this comment, the Registrant has revised both the risk factor included in the Summary Risk Factors on page 1 of Amendment 2 and the risk factor included in Item 3.D on page 10 to include, among other things, that:

(i)	the holding company structure involves unique risks to investors, such as reliance by the Company on its Operating Subsidiary for payment of cash dividends in order to pay dividends to its own shareholders;

(ii)	our holding company structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies;

(iii)	investors in our Company may never hold equity interests in our Hong Kong operating entity; and

(iv)	Chinese regulatory authorities could disallow our holding company structure.

2.	We note your statement that “[d]ue to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” Please revise to also state that it could cause the value of such securities to significantly decline or become worthless.

Response:

In response to this comment, the Registrant has revised the summary risk factor on page 1 and the risk factor on page 10 to include that “. . . the PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless.”

3.	We note your amended disclosure in response to prior comment 2. On page 4, where you disclose “[w]e currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future,” please revise to include a cross reference to your revised risk factor regarding your intentions to pay dividends.

Response:

In response to this comment, the Registrant has revised its disclosure in the section titled “Transfers of Cash To and From Our Subsidiaries” on page 6 and has included in the revised disclosure a cross reference to the risk factor on page 35 titled “We do not intend to pay dividends for the foreseeable future.”

4.	Please quantify here any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Additionally, please revise here to quantify, as you do starting on page 64, any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Additionally, please revise here and the disclosure in Item 5 to include cross-references to the consolidated financial statements.

Response:

In response to this comment, the Registrant has added a bullet point on page 4 titled “Prior Dividends Paid” that describes and quantifies the dividends previously paid by JLHK and by the Registrant. The disclosure includes that the dividend paid by the Registrant was in the amount of US$0.19 per share and further details the tax consequences to U.S. investors who may have received the dividend. In addition, this disclosure and the disclosure in Item 5 have been crossed-referenced to the Consolidated Statements of Changes in Shareholders’ Equity and the Consolidated Statements of Cash Flows, both of which reference the dividends.

U.S. Securities and Exchange Commission

May 19, 2025

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response:

In response to this comment, the Registrant has revised its disclosure in the subsection titled “Transfers of Cash To and From Our Subsidiaries” on page 6, in the risk factor on page 19 titled “To the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets” and in Item 5. “Operating and Financial Review and Prospects” to reflect that, to the extent cash or assets in the business are located in the PRC or Hong Kong or in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition by the PRC government of restrictions and limitations on the ability of the Company’s Operating Subsidiary to transfer cash or assets.

6.	Please revise here to provide a summary of risk factors. Additionally, please revise your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please ensure that each summary risk factor related to your being a China-based issuer is accompanied with a cross-reference to the relevant individual detailed risk factor.

Response

As noted above, please be advised that the Company has amended its summary risk factors by replacing that disclosure in its entirety with a more extensive summary of risk factors. The Company has reviewed such risk factors to ensure the following disclosures have been made in accordance with the SEC’s comments:

a.	Risks that the corporate structure and having the Company’s operations in Hong Kong poses to investors:

Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

U.S. Securities and Exchange Commission

May 19, 2025

Risk Factors — Risks Related to Doing Business in Hong Kong — Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

b.	Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly or influence the Company’s operations at any time

Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Risk Factors – Risks Related to our Ordinary Shares - We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Risk Factors — Risks Related to Doing Business in Hong Kong — Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, which could change at any time with little advance notice, could limit the legal protections available to us.

c.	Risks that the Chinese government may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in the Company’s operations and/or the value of its securities.

Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

U.S. Securities and Exchange Commission

May 19, 2025

Risk Factors — Risks Related to Doing Business in Hong Kong - If the Chinese government chooses to exert greater oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.”

In addition, every summary risk factor is accompanied by a cross-reference to the relevant individual detailed risk factor.

7.	Please disclose here each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

In response to this comment, the Registrant has added a section titled “PRC Government Permissions and Approvals” on page 7 in which it briefly explains the Trial Measures, the Cybersecurity Review Measures and the Personal Information Protection Law, its reasons for concluding that none of those permission requirements apply to the Company and the potential consequences if such conclusions were reached in error or if the requirements change in the future.

Item 3.D Risk Factors

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong . . ., page 17

8.	We note your reference to the section captioned “Enforceability of Civil Liabilities” but no such section appears to exist. Please revise to include this section. Additionally, we note your disclosure that “majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong.” Please revise here and your “Enforceability of Civil Liabilities” section to identify the individuals located in Hong Kong

Response:

In response to this comment, the Registrant has added a subsection to Item 10. “Additional Information” titled “Enforcement of Civil Liabilities,” which discloses that substantially all of the Company’s assets are located outside the U.S. and that all of its directors and officers, other than Mr. Stephen Wayland Kan, are citizens or residents of Hong Kong.

If you have any questions relating to Amendment No. 2 to the Annual Report, please contact Edwin Wong at his email address of Edwin.wong@-long.com or U.S. counsel, Henry F. Schlueter, at hfs@schlueterintl.com.

U.S. Securities and Exchange Commission

May 19, 2025

Please copy any correspondence or requests for information to Celia Velletri at her email address of cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter

C:	Mr. Edwin Wong